

December 21, 2011

Via E-mail
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

>   **Re: GWG Holdings, Inc.**
>   **Amendment No. 9 to Registration Statement on Form S-1**
>   **Filed December 15, 2011**
>   **File No. 333-174887**

Dear Mr. Sabes:

We have reviewed your response letter and amended registration statement each filed on December 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Nature of business and summary of significant accounting policies, page F-7

1. Please refer to your response to part a of prior comment one. Your disclosure on page 68 indicates "the larger purpose of the transaction was to facilitate cooperation among the Company and the Athena entities in future financing efforts that may permit Athena to raise capital from global markets outside of the United States for the purpose of financing the acquisition of life insurance policies in the secondary market." Based on your disclosure it appears that no specific services were to be provided by Athena and there were no specific financing efforts when the Purchase and Sale Agreement was entered into. Please tell us if the nature of the specific investment banking and management services to be provided by Athena and if the services to be provided were documented in a written agreement. If so, please tell us why the agreement was not filed as an exhibit.

2. Your response to part b of prior comment one and your revised disclosure in Note 5 appears to refer to assumptions related to the Athena transaction to estimate the fair value of your common stock and not assumptions used in a valuation method used to determine fair value at the enterprise level. For example, in your response you state that you considered both the cost or market approaches. In the next sentence you refer the determination of the replacement of Athena's investment banking skills and management services could not be done. In Note 5 you disclose that "the significant assumptions included in the valuation model include an expected six year term of Athena's minority ownership interest, the estimated cash flows over the term…" Please tell us the following and revise your disclosure accordingly:
   - The valuation approach used to determine fair value at the enterprise level and the significant assumptions used in the valuation;
   - The method used to allocate enterprise value to your preferred and common stock;
   - Whether or not the valuation used to determine the fair value was contemporaneous or retrospective; and,
   - If the valuation specialist was a related party, please state that fact.

3. Based on your responses to the above two comments we will consider your response to part c of prior comment one.

4. In addition, in your response to part d of prior comment one you stated that there was no gain recognized by the Company on the purchase of the Athena shares during the nine months ended September 30, 2011. However you disclose in your statement of cash flows on page F-5 an adjustment of $3,488 for a gain on your investment in Athena Securities Group, Ltd. Please tell us what the cash flow adjustment represents and revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Jon R. Sabes
GWG Holdings, Inc.
December 21, 2011
Page 3

        You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you
have questions regarding comments on the financial statements and related matters. Please
contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202)
551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Greenspan for

                                        Jeffrey Riedler
                                        Assistant Director

cc: Paul D. Chestovich, Esq.
        Martin R. Rosenbaum, Esq.
        Maslon Edelman Borman & Brand, LLP
        3300 Wells Fargo Center
        Minneapolis, Minnesota 55402